Exhibit 3.1

FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED BYLAWS

(ADOPTED AT A SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 2, 2007)

Article II of the Bylaws is amended as follows by inserting a new Section 2.12 for the purpose and intent of authorizing the Board of Directors to opt out of the Maryland Control Share Acquisition Act with respect to any transaction involving General Electric Capital Corporation, a Delaware corporation (“GECC”), or any present or future affiliates, associates or any other person acting in concert or as a group with such person or any present or future affiliates or associates (as such terms are defined in Section 3-701 of the Maryland General Corporation Law) of GECC, or any other person acting in concert or as a group with it:

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Section 2.12 Maryland Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition of shares of stock of the Corporation by GECC or any present or future affiliates, associates or other person acting in concert or as a group with such person or any present or future affiliates or associates (as such terms are defined in Section 3-701 of the Maryland General Corporation Law) of GECC, or any other person acting in concert or as a group with it. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.